                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No.2
                             (Dated August 1, 1997)

                                       to

                                SCHEDULE 13E-4/A

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               INSILCO CORPORATION
                                (Name of Issuer)

                               INSILCO CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    457659704
                      (CUSIP Number of Class of Securities)


                                 KENNETH H. KOCH
                       Vice President and General Counsel
                               Insilco Corporation
                               425 Metro Place N.
                                   Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 791-3137
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                                  AVIVA DIAMANT
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York 10004
                                 (212) 859-8185


                                  July 11, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            Calculation of Filing Fee

--------------------------------------------------------------------------------------------------------------------------------
                   Transaction Valuation*:                                           Amount of Filing Fee:
                         $110,000,000                                                       $22,000
--------------------------------------------------------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 2,857,142 shares at the maximum tender offer price per share of $38.50.

     / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 N/A                               Filing Party:                      N/A
Form or Registration No.:               N/A                               Date Filed                         N/A

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
INTRODUCTION


                  This Amendment No. 2 amends and supplements the Issuer Tender
             Offer Statement on Schedule 13E-4 (the "Statement") relating to the offer by Insilco Corporation (the "Company") to purchase up to 2,857,142 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Common Stock, par value $.001 per share (the "Shares"), for a purchase price of $38.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 1997 and related documents filed as Exhibits (a)(1) through (g)(4) to the Statement.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby supplemented and amended as follows:

         (g)(5)  -- The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             INSILCO CORPORATION




                             By:           /s/ Kenneth H. Koch
                                ---------------------------------------
                                Name:      Kenneth H. Koch
                                Title:     Vice President and General Counsel

Dated: August 1, 1997

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
                                  EXHIBIT INDEX

       EXHIBIT                             DESCRIPTION
       -------                             -----------
       (g)(5)           --   The Company's Quarterly Report on Form 10-Q for the quarter ended June
                             30, 1997

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